UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __ )

Trintech Group PLC
(Name of Issuer)

American Depository Shares
(Title of Class of Securities)

896682200
(CUSIP Number)

Paul Johnson
Nicusa Capital Partners, L.P.
17 State Street, Suite 1650
New York, NY 10004
(212) 293-3402
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  896682200

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nicusa Capital Partners, L.P. EIN No 65-117893
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 514,111
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 514,111
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 514,111
WITH	10	SHARED DISPOSITIVE POWER 514,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer

Item 1(a). Name of Issuer:

Trintech Group PLC

Item 1(b). Address of Issuer’s Principal Executive Offices:

    Block C, Central Park
    Leopardstown, Dublin 18
Ireland

Item 1(c). Title of Class of Securities:  American Depository Shares

Item 1(d). CUSIP Number: 896682200

Item 2. Identity and Background

Item 2(a). Name of Person Filing:

Nicusa Capital Partners, L.P. and Nicusa Investment Advisors, LLC

This statement is filed on behalf of Nicusa Capital Partners, L.P. (“Nicusa Capital”) and Nicusa Investment Advisors, LLC (“NIA”). NIA serves as the investment advisor to Nicusa Capital – and also serves as an advisor for the accounts of various third parties who are otherwise unaffiliated with Nicusa Capital. This statement pertains to all of the shares of the issuer held by both Nicusa Capital and the other accounts managed by NIA.

Item 2(b). Address of Principal Business Office or, if None, Residence:

17 State Street, Suite 1650, New York, New York 10004

Item 2(c) Background:

Nicusa Investment Advisors, LLC, a Delaware limited liability company, acts as an investment adviser to Nicusa Capital Partners, L.P. and other clients.

Nicusa Capital Partners, L.P., a Delaware limited partnership, is a private investment partnership.
During the last five years, neither Nicusa Investment Advisors, LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Prior to founding Nicusa Capital Partners, L.P., Paul Johnson (the managing member of Nicusa Investment Advisors, LLC) was a managing director and senior research analyst at Robertson Stephens. On November 11, 2005, a jury returned a verdict in a civil enforcement action commenced by the Securities Exchange Commission (the “Civil Action”) finding that Mr. Johnson violated the federal securities laws in connection with Robertson Stephens’ research reports on three companies. Thereafter in August, 2006, the SEC instituted public administrative proceedings (the “Administrative Proceeding”) to determine what remedial action would be appropriate following the jury verdict in the Civil Action.

In lieu of an appeal of the jury verdict, Mr. Johnson entered into a settlement with the SEC, pursuant to which Mr. Johnson agreed to the entry of a final judgment in the Civil Action (i) enjoining him, for a period of five (5) years, from future violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 17(a) of the Securities Act, (ii) requiring disgorgement of certain profits gained as a result of the conduct for which he was found liable by the jury and (iii) requiring payment of a civil penalty pursuant to Section 21(d)(3) of the Exchange Act.  With respect to the Administrative Proceeding, Mr. Johnson submitted an Offer of Settlement that was accepted by the SEC, pursuant to which he consented to a five-year bar from association with any broker or dealer, with the right to reapply for association after five years to an appropriate self-regulatory organization or to the Commission.

Item 3. Source and Amount of Funds or Other Consideration

All Shares were purchased in the open market using NIA's assets.  No leverage or loans were used in the acquisition.

Item 4. Purpose of Transaction:

The securities of the issuer were acquired by NIA for investment purposes in the ordinary course of business and not for the purpose of changing or influencing the control of the issuer. NIA now seeks to influence certain actions and decisions by the Board of Directors of the issuer, as reflected in the correspondence annexed as an exhibit to this filing.

Item 5.
(a)	Shares Outstanding:		16,698,770
(b)	Amount beneficially owned:		514,111
(c)	Percent of class:		3.1%
(d)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	514,111
	(ii)	Shared power to vote or to direct the vote:	514,111
	(iii)	Sole power to dispose or to direct the disposition of:	514,111
	(iv)	Shared power to dispose or to direct the disposition of:	514,111

Item 5(e):Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 5(f):  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Not Applicable

Item 5(g):  Identification and Classification of Members of the Group:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between Nicusa Capital Partners, L.P., Nicusa Investment Advisors, LLC and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Letter dated October 28, 2010 from Nicusa Capital Partners, L.P. to Board of Directors of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

October 29, 2010
Date

 /s/ Paul Johnson
Signature

 Paul Johnson, Managing Member
Name/Title

Nicusa Capital
17 State Street
16TH Floor – Box 130
New York, NY  10004

212-293-3402

October 28, 2010

Mr. Cyril P. McGuire
Chairman of the Board
Trintech Group Plc
Block C, Central Park
Leopardstown
Dublin 18
Ireland

Dear Mr. McGuire and the Board of Directors of Trintech Group, Plc:

We are writing to you to object to the terms of the proposed sale of the Company.

As of October 28, 2010, Nicusa owns 514,111 Trintech ADSs, representing 1,028,222 ordinary shares, or approximately 3.1%, of the outstanding shares of the Company.

We have spent considerable time this year analyzing the Company.  We developed an extensive financial model, spoke with management on numerous occasions, and interviewed competitors and potential customers.  We believe Trintech’s business alone is worth $US4.00 to $US5.00 per ADS based on the Company’s growth prospects and operating leverage, and expect it to be worth considerably more over the next several years.  Adding to that value is the Company’s cash of $US48.9 million, or $US2.92 per ADS, bringing the combined value to $US7.00 to $US8.00 per ADS.

$US6.60 per ADS undervalues the current business, and we are not satisfied with the deal as constituted.  While you may be content to allow a private equity firm to capture all of the upside in the business, we are not.  We intend to vote against your deal and encourage other shareholders to do the same.

The value of the Company changed dramatically this year with the sale of its healthcare division on April 1, 2010.  The sale added $US34.5 million to the Company’s balance sheet and allowed management to refocus on its core financial software business.  Proceeds from the sale were not reported on the Company’s financial statement until late May.  It is misleading to value the Company before this transformative transaction.

As you are aware, Trintech is a leading provider of financial software to many successful global companies.  We feel that the Company should be valued against companies with a similar business model and offer the following comparison.  As the table shows, the stock is easily worth more than the current offering price, and the deal does not offer any control premium to Trintech’s comparables, as is normal and customary in acquisitions.

Comparable Company Analysis

(in millions)			Enterprise Value /
	Market	Enterprise	Revenue				Price / EPS
Company	Cap	Value	LTM		CY '10E		LTM		CY '10E

Factset	$4,231	$4,035	6.3	x	5.5	x	26.9	x	23.0	x
MSCI Inc.	4,309	5,335	9.4	x	8.1	x	40.3	x	36.8	x
MorningStar, Inc.	2,400	2,056	4.1	x	3.7	x	28.5	x	24.4	x
Pegasystems, Inc	1,010	936	3.2	x	2.6	x	50.6	x	30.7	x
Kenexa, Inc	411	345	2.1	x	1.9	x	NM		27.2	x

Mean	$2,472	$2,541	5.0	x	4.4	x	36.6	x	28.4	x
Median	2,400	2,056	4.1	x	3.7	x	34.4	x	27.2	x

Trintech Group, PLC	$129	$81	2.4	x	2.3	x	27.7	x	25.7	x

Trintech Discount to Mean			-52.4%		-47.7%		-24.3%		-9.7%

Notes
Source: SEC company filings, Wall Street consensus estimates
Trintech at proposed acquisition price, others based on October 25, 2010 close.

In addition, there have been a number of comparable software acquisitions in 2010.  Against the universe of similar transactions, the premium to recent trading that we are being offered is unacceptable.  Although you state that we are being offered a 61% premium to the average closing price over the last year, your calculation is inappropriate.

Your premium is based on an average of closing prices; more appropriate would be to calculate the premium based on a volume-weighted average closing price, as more than 30% of non-insider controlled shares have traded in the last year.  Using the more appropriate volume-weighted average, the premium is 36.3%, far less than you claim.  More importantly, because of the transformative nature of the sale of the healthcare division, which was announced 4 months prior to the accepted offer, we believe a 90-day trading average to be the most appropriate time period over which to calculate a premium.

There have been a number of comparable software acquisitions in 2010.  Against the universe of similar transactions, the premium to 90-day volume-weighted trading average that we are being offered is unacceptable.

90-day
Target	Premium

McAfee, Inc.	45.4%
Salary.com, Inc.	48.0%
Phase Forward Inc	11.7%
SonicWALL, Inc.	30.4%
RiskMetrics Group	56.1%
Chordiant Software	79.2%

Mean	45.1%
Median	46.7%

Trintech Group	23.4%

The Board has accepted a low-ball offer for Trintech and is trampling on the rights of minority shareholders in the process.  We demand that you renegotiate the deal.  We encourage all shareholders to review our analysis as we believe the ADSs are worth considerably more than $US6.60.

Furthermore, we encourage all shareholders to vote against this acquisition.

Sincerely,

Paul Johnson
Managing member